UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70723

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAPP ENGINE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 HANCOCK ST, # 248
(No. and Street)

QUINCY	MA	02170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT W. PETERS	(212) 668-8700	rpeters@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 NORTH SAINT PAUL ST. SUITE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TOSIN OSUNSANYA _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TAPP ENGINE SECURITIES, LLC _____, as of JUNE 30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Tapp Engine Securities, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

For the Year Ended June 30, 2025

Tapp Engine Securities, LLC
For Year Ended June 30, 2025

Contents



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Tapp Engine Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tapp Engine Securities, LLC (the Company) as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
July 25, 2025

Tapp Engine Securities, LLC

Statement of Financial Condition
June 30, 2025

ASSETS

Cash	$	533,014
Due from clearing firm		140,497
Investments, at fair value		809
Prepaid expenses		12,377
TOTAL ASSETS	$	686,697

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable	$	8,750
Accrued Expenses		5,000
TOTAL LIABILITIES		13,750
Members' Equity		672,947
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	686,697

`

The accompanying notes are an integral part of these financial statements.

Tapp Engine Securities, LLC

Statement of Operations
For the Year Ended June 30, 2025

REVENUE:		
Interest and dividends	$	556
Total revenue		556
OPERATING EXPENSES:		
Professional fees		515,119
Regulatory fees		24,556
Other expenses		20,468
Total expenses		560,143
NET LOSS	$	(559,587)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity
For the Year Ended June 30, 2025

Members' equity, July 1, 2024	$	220,034
Non-cash contributions		1,012,500
Net loss		(559,587)
Members' equity, June 30, 2025	$	672,947

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended June 30, 2025

OPERATING ACTIVITIES:

Net loss	$	(559,587)
Non-cash contributions		1,012,500
Forgiveness of related party note		(1,001,000)
Adjustments to reconcile net loss to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Due from clearing firm		(137,880)
Investments, at fair value		79
Prepaid expenses		(11,514)
Increase (decrease) in operating liabilities:		
Accounts payable		(2,050)
Accrued expenses		5,000
Net cash used in operating activities		(694,452)
NET DECREASE IN CASH		(694,452)
CASH AT BEGINNING OF PERIOD		1,227,466
CASH AT END OF PERIOD	$	533,014

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest	-
Cash paid for taxes	-

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
For the Year Ended June 30, 2025

1. Organization and Nature of Business

Tapp Engine Securities, LLC (the "Company"), was formed in Delaware on June 17, 2020 as a limited liability company. The Company operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Limited Liability Company and is wholly-owned by Tapp Engine, Inc. (the "Parent").

On May 5, 2025, the Company was approved to carry customer funds and securities in an omnibus relationship using a clearing broker. As of June 30, 2025, the Company has not yet commenced its business of carrying customer funds nor has it entered into an omnibus relationship with a clearing broker. Currently operations of the Company are limited while the Company builds out its back-office technology and staff.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Leases
In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after April 1, 2019 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there was no impact under the new lease standards on the Company's financial statements.

3. CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔ percent of "aggregate indebtedness", as defined.

At June 30, 2025, the Company had net capital of $660,448 which was $410,448 in excess of its required net capital of $250,000. The Company's net capital percentage was 2.08%.

Notes to Financial Statements
For the Year Ended June 30, 2025

5. Taxes
No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is included in the Parent's income tax return.

6. Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

7. Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets measured at fair value as of June 30, 2025:

Level 1:
Assets

Securities owned, at fair value:	
Stocks	809
	$ 809

At June 30, 2025, the Company held no Level 2 or Level 3 investments.

Notes to Financial Statements
For the Year Ended June 30, 2025

8. Related Party Transactions

During the year ended June 30, 2025, the Company extinguished a loan payable to its Parent (a related party) in the amount of $1,001,000. The loan was non-interest bearing and had been provided to support the Company's operations. The extinguishment of the loan was effected through a non-cash capital contribution from the Parent, and accordingly, the liability was removed from the Company's balance sheet with a corresponding increase to members' equity. No gain or loss was recognized as a result of this transaction. The transaction had no impact on the Company's cash flows, as it was a non-cash financing activity.

This transaction is disclosed as a related party transaction in accordance with U.S. GAAP. There were no other material related party transactions during the year ended June 30, 2025.

9. Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

10. Subsequent Events

The Company's management has evaluated events and transactions through July 25, 2025, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

(A LIMITED LIABILITY COMPANY)
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2025

TOTAL MEMBERS' CAPITAL QUALIFIED FOR NET CAPITAL	$	672,947
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid expenses		(12,377)
Total Non-allowable assets		(12,377)
TENTATIVE NET CAPITAL	$	660,570
HAIRCUTS ON SECURITIES		
Securities		(121)
Total haircuts on securities		(121)
NET CAPITAL	$	660,449
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		13,750
	$	13,750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	250,000
Excess net capital	$	410,449
Net Capital less greater of 10% of aggregate indebtedness		
or 120% of the minimum dollar amount required	$	360,449
Percentage of aggregate indebtedness to net capital		2.08%

There are no material differences between the preceding
computation and the Company's corresponding unaudited Part II of
Form X-17A-5 as of June 30, 2025

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff and did not maintain possession or control of any customer funds or securities as of June 30, 2025.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Tapp Engine Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Tapp Engine Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not conduct any securities business or engage in any business activities throughout the year ended June 30, 2025;

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

The Company's management is responsible for its statements and compliance with the exemption provisions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about:

The Company did not conduct any securities business or engage in any business activities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended June 30, 2025 without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
July 25, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Tapp Engine Securities, LLC Exemption Report

Tapp Engine Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company did not conduct any securities business or engage in any business activities during the most recent fiscal year.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Tosin Osunsanya, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Tosin Osunsanya
Chief Executive Officer

Date of Report: July 17, 2025